OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._____)*

MEDecision, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
58406P102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Liberty Ventures I, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	23-2791398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,146,285

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,146,285

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,146,285

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

- Page 1 of 10-

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Liberty Ventures II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	23-3027582

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		301,113

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		301,113

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	301,113

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

- Page 2 of 10-

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Commonwealth Venture Partners II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	23-2696438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	5	SOLE VOTING POWER:

NUMBER OF		235,812

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		235,812

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	235,812

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

- Page 3 of 10-

CUSIP No.	58406P102

1	NAMES OF REPORTING PERSONS: Thomas R. Morse

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,683,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,683,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,683,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

- Page 4 of 10-

Item 1(a)	Name of Issuer.

MEDecision, Inc., a Pennsylvania corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

601 Lee Road Chesterbrook Corporate Center Wayne, Pennsylvania 19087

Item 2(a)	Name of Person Filing.

Liberty Ventures I, L.P.
Liberty Ventures II, L.P.
Commonwealth Venture Partners II, L.P.
Thomas R. Morse

The foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Offices.

The address of the principal business offices of each of the Reporting Persons is c/o Liberty Ventures Partners, One Commerce Square, 2005 Market Street, Suite 2040, Philadelphia, Pennsylvania 19103-7012.

Item 2(c)	Citizenship.

Liberty Ventures I, L.P. is a Delaware limited partnership.
Liberty Ventures II, L.P. is a Delaware limited partnership.
Commonwealth Venture Partners II, L.P. is a Pennsylvania limited partnership.
Thomas R. Morse is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

common stock, no par value per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

58406P102

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act

- Page 5 of 10-

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐ Investment company registered under Section 8 of the Investment Company Act

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Item 4 Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(1) As of December 31, 2006, Liberty Ventures I, L.P. beneficially owned an aggregate of 1,146,285 shares of Common Stock.
(2) As of December 31, 2006, Liberty Ventures II, L.P. beneficially owned an aggregate of 301,113 shares of Common Stock.
(3) As of December 31, 2006, Commonwealth Venture Partners II, L.P. beneficially owned an aggregate of 235,812 shares of Common Stock.
(4) As of December 31, 2006, Mr. Morse beneficially owned an aggregate of 1,683,230 shares of Common Stock which included (A) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date, (B) 301,113 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date and (C) 235,812 shares of Common Stock directly owned by Commonwealth Venture Partners II, L.P. as of such date.

- Page 6 of 10-

Mr. Morse is (A) the president and sole stockholder of the general partner of Liberty Ventures I, L.P., (B) a managing director of the general partner of Liberty Ventures II, L.P. and (C) the general partner of Commonwealth Venture Partners II, L.P.
The filing of this statement shall not be construed as an admission that each of the Reporting Persons is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement, other than the shares of Common Stock reported in this statement as being directly owned by such Reporting Person as of December 31, 2006.
(b) Percent of class:
(1) As of December 31, 2006, Liberty Ventures I, L.P. beneficially owned approximately 7.7% of the class.
(2) As of December 31, 2006, Liberty Ventures II, L.P. beneficially owned approximately 2.0% of the class.
(3) As of December 31, 2006, Commonwealth Venture Partners II, L.P. beneficially owned approximately 1.6% of the class.
(4) As of December 31, 2006, Mr. Morse beneficially owned approximately 11.3% of the class.
The percentages expressed herein are calculated based upon 14,886,073 shares of Common Stock outstanding as of December 31, 2006.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(1) As of December 31, 2006, Liberty Ventures I, L.P. had sole power to vote or to direct the vote of 1,146,285 shares of Common Stock.
(2) As of December 31, 2006, Liberty Ventures II, L.P. had sole power to vote or to direct the vote of 301,113 shares of Common Stock.
(3) As of December 31, 2006, Commonwealth Venture Partners II, L.P. had sole power to vote or to direct the vote of 235,812 shares of Common Stock.
(4) As of December 31, 2006, Mr. Morse did not have sole power to vote or to direct the vote of any shares of Common Stock.

- Page 7 of 10-

(ii) Shared power to vote or to direct the vote:

As of December 31, 2006, Mr. Morse shared the power to vote or to direct the vote of 1,683,230 shares of Common Stock which included (A) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date, (B) 301,113 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date and (C) 235,812 shares of Common Stock directly owned by Commonwealth Venture Partners II, L.P. as of such date.
(iii) Sole power to dispose or to direct the disposition of:
(1) As of December 31, 2006, Liberty Ventures I, L.P. had sole power to dispose or to direct the disposition of 1,146,285 shares of Common Stock.
(2) As of December 31, 2006, Liberty Ventures II, L.P. had sole power to dispose or to direct the disposition of 301,113 shares of Common Stock.
(3) As of December 31, 2006, Commonwealth Venture Partners II, L.P. had sole power to dispose or to direct the disposition of 235,812 shares of Common Stock.
(4) As of December 31, 2006, Mr. Morse did not have sole power to dispose or to direct the disposition of any shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of:
As of December 31, 2006, Mr. Morse shared the power to dispose or to direct the disposition of 1,683,230 shares of Common Stock which included (A) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date, (B) 301,113 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date and (C) 235,812 shares of Common Stock directly owned by Commonwealth Venture Partners II, L.P. as of such date.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8 Identification and Classification of Members of the Group.

- Page 8 of 10-

Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
Not applicable.

- Page 9 of 10-

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007	LIBERTY VENTURES I, L.P.
By: Liberty Ventures, Inc.,
Its General Partner

	By:	/s/ Thomas R. Morse

	Name:	Thomas R. Morse
	Title:	President

LIBERTY VENTURES II, L.P.
By: Liberty Ventures Partners II, LLC,
Its General Partner

	By:	/s/ Thomas R. Morse

	Name:	Thomas R. Morse
	Title:	Managing Director

COMMONWEALTH VENTURE PARTNERS II, L.P.

	By:	/s/ Thomas R. Morse

	Name:	Thomas R. Morse
	Title:	General Partner

/s/ Thomas R. Morse

Thomas R. Morse

- Page 10 of 10-

EXHIBIT INDEX
Exhibit 1. Joint Filing Agreement